Exhibit 1A(5)(a)
                             Endorsement to Policy
                           Accelerated Benefit Rider

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                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                            ACCELERATED BENEFIT RIDER

This rider adds an accelerated benefit to the Policy, subject to the conditions described below.

Notice: You may be taxed on benefits received under this rider. Please consult your personal tax advisor. This statement is required by Virginia law. There have been revisions to the tax law. In our opinion, an accelerated benefit will qualify as a life insurance benefit payment under tax law and is not subject to tax.

Upon your election and subject to the provisions of this rider, we will pay you an accelerated benefit if the Insured is terminally ill. Payment will be made in a lump sum.

Terminal Illness

Terminal illness is a medical condition, resulting from bodily injury, or disease, or both:

     -   which has been diagnosed by a licensed physician; and
     - for which the diagnosis is supported by clinical, radiological, laboratory or other evidence of the medical condition which is satisfactory to us; and
     - which a licensed physician certifies is expected to result in death within 12 months of such certification.

Before payment of any accelerated benefit, we will require satisfactory proof that the Insured has a terminal illness. Satisfactory proof will include a properly completed claim form and a written statement from a licensed physician. The licensed physician must be someone other than you or the Insured. We reserve the right to obtain a second medical opinion at our expense.

Total Proceeds

Total Proceeds means the Life Insurance Proceeds of the Policy plus any additional term insurance of the Insured added to the Policy by rider. (Not including Children's Insurance Rider.)

Total Proceeds:

      -    will not have an adjustment for any Policy Debt; but
      - will have adjustments for the misstatement of age or sex which would be made to Life Insurance Proceeds at the death of the Insured, as described in the Policy; and
      - will exclude any Accidental Death Benefit; and - will exclude any coverage from the Policy or from any additional term insurance rider on the Insured that would expire within 24 months of the date we receive proof of terminal illness.

Eligible Proceeds

Eligible Proceeds is the Total Proceeds subject to a maximum $250,000 for the total of all of our policies or certificates covering the Insured.

Living Benefit

The Living Benefit is the amount of the accelerated benefit that we will pay to you under this rider.

The Living Benefit is equal to the Eligible Proceeds:

       - discounted for the life expectance of the Insured at the rate of interest charged for policy loans; and
       - minus the product (1) the ratio of the Eligible Proceeds to the Total Proceeds, and (2) the amount of the single premium required to keep the Policy in effect for the life expectance of the Insured assuming current cost of insurance rates, current expense charges, and the interest rate stated above; and
       - minus the product of (1) the ratio of the Eligible Proceeds to the Total Proceeds, and (2) the Policy Debt on the date of the accelerated benefit payment.


Effect on Living Benefit on the Policy

If the Eligible Proceeds are equal to the amount which would otherwise be payable upon the death of the Insured, then upon payment of any benefit under this rider:

       - any insurance under the Policy on the life of someone other than the Insured will be treated as though the Insured had died; and
       - all insurance under the Policy on the life of the Insured, including any riders, will end.

If the Eligible Proceeds are less than the amount which would otherwise be payable upon the death of the Insured, then upon payment of any benefit under this rider:

       - the Policy will continue with the Specified Amount, Account Value and any Policy Debt reduced appropriately, by the ratio of the Eligible Proceeds to the Total Proceeds; and
       - we will waive any surrender charge for the resulting decrease in Specified Amount; and we will waive any minimum Specified Amount requirement for the resulting decrease in Specified Amount; and
       - any additional term insurance rider on the Insured will continue with the amount of insurance reduced by the ratio of the Eligible Proceeds to the Total Proceeds; and
       -     any other rider benefits will continue with no reduction.

Conditions

Payment of the Living Benefit is subject to the following conditions:

       - The Policy and any additional term insurance rider on the Insured must be in force on the date we receive proof of terminal illness.
       - The release of any collateral assignees and the approval of any irrevocable beneficiaries is required.
       - The policy may not be in the grace period on the date we receive proof of the terminal illness. You are not eligible for the Living Benefit:
               (a) if you are required by law to use the Living Benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
               (b) if you are required by a government agency to use the Living Benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

Effective Date

This rider is effective on the Policy Date unless a different effective date is shown on the policy data page.

There is no charge for this rider.

All provisions of the Policy apply to this rider unless otherwise specified.

For The Life Insurance Company of Virginia


                             /s/PAUL E. RUTLEDGE III
                                                     President